UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
ENCYSIVE PHARMACEUTICALS INC.
(Name of Subject Company (Issuer))
EXPLORER ACQUISITION CORP.
(Offeror)
a wholly-owned subsidiary of
PFIZER INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $0.005 par value
(Title of Class of Securities)
29256X107
(CUSIP Number of Class of Securities)
Margaret M. Foran, Esq.
Pfizer Inc.
235 East 42nd Street
New York, NY 10017
Phone (212) 573-2323
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Raymond O. Gietz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$210,165,550	$8,260

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 80,962,765 shares of common stock, par value $0.005 per share, of Encysive Pharmaceuticals Inc. outstanding multiplied by the offer price of $2.35 per share, (ii) 777,079 shares of common stock, par value $0.005 per share, of Encysive Pharmaceuticals Inc., which were subject to issuance pursuant to the exercise of outstanding options that have an exercise price per share of less than $2.35, multiplied by $2.35 and (iii) 7,692,305 shares of common stock, par value $0.005 per share, of Encysive Pharmaceuticals Inc., which were subject to issuance pursuant to the exercise of outstanding warrants, multiplied by $2.35. The calculation of the filing fee is based on Encysive Pharmaceuticals Inc.’s representation of its capitalization as of February 15, 2008.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, by multiplying the transaction value by .00003930.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing

Amount Previously Paid: $8,260	Filing Party: Pfizer Inc. and Explorer Acquisition Corp.
Form of Registration No.: Schedule TO	Date Filed: March 4, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1

☐	Issuer tender offer subject to Rule 13e-4

☐	Going-private transaction subject to Rule 13e-3

☐	Amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

AMENDMENT NO. 1 TO SCHEDULE TO
     This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on March 4, 2008 (as amended, the “Schedule TO”) by Pfizer Inc. (“Pfizer”) and its wholly-owned subsidiary, Explorer Acquisition Corp. (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.005 per share (including the associated preferred stock purchase rights, the “Shares”), of Encysive Pharmaceuticals Inc., a Delaware corporation (“Encysive”), for $2.35, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 4, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. The Offer is made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 20, 2008, by and among Encysive, the Purchaser and Pfizer.
     All capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated into this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1.
Item 4. Terms of the Transaction.
The Offer to Purchase is amended as follows:
The first two sentences of Section 2 — “Acceptance for Payment and Payment for Shares” are hereby deleted in their entirety and replaced with the following:
“Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not withdrawn pursuant to the Offer on or after the Expiration Date. If we commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act.”
The last paragraph of Section 15 — “Certain Conditions of the Offer” is hereby deleted in its entirety and replaced with the following:
“The foregoing conditions are for the sole benefit of Pfizer and the Purchaser and may be asserted by either of them regardless of the circumstances giving rise to such conditions or may be waived by Pfizer or the Purchaser, in whole or in part in the sole discretion of Pfizer or the Purchaser (except for any condition which, pursuant to Section 1.1 of the Merger Agreement, may only be waived with Encysive’s consent) until the Purchaser’s acceptance for payment of the Shares pursuant to the Offer. The failure by Pfizer, the Purchaser or any other affiliate of Pfizer at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted until the Purchaser’s acceptance for payment of the Shares pursuant to the Offer.”
Item 11. Additional Information.
Sections (a)(2) and (a)(3) of Item 11 are hereby amended to include the following:
“On March 19, 2008, the waiting period under the HSR Act applicable to the Offer and the Merger expired. On

March 27, 2008, Pfizer obtained clearance from the FCO (Germany) with respect to the Offer and the Merger.”
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to include the following:
“(a)(5)(D) Press Release issued by Pfizer on March 27, 2008.”
“(a)(5)(E) Press Release issued by Pfizer on March 27, 2008.”

SIGNATURES
     After due inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

PFIZER INC.
By:	/s/ David Reid
	Name:	David Reid
	Title:	Assistant Secretary

EXPLORER ACQUISITION CORP.
By:	/s/ Lawrence Miller
	Name:	Lawrence Miller
	Title:	Vice President

Date: March 27, 2008